UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Caladrius Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

128058203

(CUSIP Number)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 128058203		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Sanford

2	Check the Appropriate Box if a Member of a Group This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization North Dakota, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,059,322

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,059,322

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,322

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11	Percent of Class Represented by Amount in Row (9) 11.85%

12	Type of Reporting Person CO

CUSIP No. 128058203		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Sanford Health

2	Check the Appropriate Box if a Member of a Group This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization South Dakota, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,059,322

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,059,322

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,322

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11	Percent of Class Represented by Amount in Row (9) 11.85%

12	Type of Reporting Person CO

Item 1.
	(a)	Name of Issuer Caladrius Biosciences, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 106 Allen Road, Fourth Floor Basking Ridge, NJ 07920

Item 2.
(a)

Name of Person Filing
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Sanford

Sanford Health (1)

(b)

Address of Principal Business Office or, if none, Residence
The Principal Business Office of Sanford is: 801 Broadway N Fargo, North Dakota, 58122

The Principal Business Office of Sanford Health is: 1305 W. 18th St., Sioux Falls, South Dakota 57105

	(c)	Citizenship Sanford is organized under the laws of the State of North Dakota, United States Sanford Health is organized under the laws of the State of South Dakota, United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 128058203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) Sanford Health is a wholly owned subsidiary of Sanford.

Item 4.	Ownership

(a) Amount beneficially owned 1,059,322 (2)
(b) Percent of class 11.85%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,059,322
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,059,322

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

(2) The Reporting Persons purchased 635,593 shares of Common Stock on September 16, 2016 and an additional 423,729 shares of Common Stock on March 22, 2017 pursuant to a Stock Purchase Agreement dated as of September 14, 2016 between Caladrius Biosciences, Inc. and Sanford Health.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2017	Sanford

/s/ Rich Adcock
Signature

Rich Adcock, Chief Innovation Officer
Name/Title

Sanford Health

/s/ Rich Adcock
Signature

Rich Adcock, Chief Innovation Officer
Name/Title